FNX Mining Reports Strong 2005 Operating Results

TORONTO: February 23, 2006 - FNX Mining Company Inc. (FNX-TSX/AMEX) is pleased to report unaudited operating results for fiscal year 2005 from its 100% owned mining properties in Sudbury, Ontario, Canada. In its second year of commercial operation, the Company realized C$84.6 million of total revenue and incurred cash operating costs of C$51.5 million resulting in a cash operating margin of C$33.1 million.

Once the allocation of FNX’s purchase price to acquire Dynatec Corporation’s interest in the former Sudbury Joint Venture and Aurora Platinum Corp. is finalized and confirmed by independent parties, the Company’s 2005 audited financial results will be completed and reported on March 23, 2006. Based on the operating results being released today, the Company expects to announce strong operating cash flows and a solid financial position.

UNAUDITED OPERATING RESULTS	Q4 2005	Total 2005	Q4 2004	Total 2004
Operational Summary [1]
Total Revenue (C$ 000)	22,726	84,602	16,345	60,411
Cash Operating Costs (C$ 000)	16,031	51,483	9,641	35,510
Cash Operating Margin (C$ 000)	6,695	33,119	6,704	24,901
Revenue per Ton Sold (C$)	173	193	199	197
Cash Operating Costs per Ton Sold (C$)	122	118	117	116
Cash Operating Margin per Ton Sold (C$)	51	76	81	81
Cash Cost per lb of Ni Sold (US$) [2]	3.11	3.17	3.54	3.28
Nickel Ore Sold (tons)	84,358	326,651	78,740	291,780
Copper Ore Sold (tons)	47,046	110,716	3,552	14,988
Total Ore Sold (tons)	131,404	437,367	82,292	306,768
Grade of Nickel Ore Sold (%Ni)	1.6	1.7	1.7	1.6
Grade of Copper Ore Sold (%Cu)[3]	2.1	2.6	5.1	5.7
Payable Metal Sold - Nickel (000 lbs)	2,151	8,018	1,843	6,587
Payable Metal Sold - Copper (000 lbs)	2,053	6,211	638	2,643
Realized Nickel Prices (US$/lb)	5.77	6.56	6.53	6.21
Realized Copper Prices (US$/lb)	2.07	1.73	1.45	1.34

¹ As restated upon change in accounting policy (see below for details).
2 Cash cost per pound of nickel sold is net of by-product credits.
3 The 2005 average copper grade reflects commercial production from the PM Deposit.

With the acquisition of Dynatec’s interest in the former Sudbury Joint Venture and the Company acquiring 100% ownership and control of its Sudbury based assets, the Company has changed its accounting policy with respect to revenue recognition and the costing of broken ore underground. Revenue will now be recorded at the time the ore is shipped, which is also the time that title transfers. The ore is sold under contracts that provide for final prices that are determined by quoted market prices in a period subsequent to the date of sale. Variations from the provisionally priced sales are recognized as revenue adjustments as they occur until the price is finalized. Revenue was previously recognized two months after shipment, being the date that the nickel and copper components were settled. The Company has also changed its accounting policy with respect to broken ore underground. Inventory will now be recognized only in respect of broken ore on surface reflecting the fact that the ore is not available for use until it reaches the surface. The Company feels that these changes better align the Company’s accounting policies with its industry peers and are more reflective of FNX’s continuing evolvement from a development stage enterprise to a mid-tier producer. Both changes will be adopted retroactively in the Company’s 2005 financial statements.
The Company reported fourth quarter 2005 revenues of $22.7 million and revenues of $84.6 million for fiscal 2005 compared to $60.4 million in 2004. The fourth quarter average revenue per ton of ore sold was $173 and was $193 per ton of ore sold for fiscal year 2005 compared to $197 of revenue per ton for 2004. The Company’s cash operating margin (a non-GAAP measure calculated by deducting mine operating expenses, excluding depreciation and amortization, from mine operating revenues) was $6.7 million ($51 per ton of ore sold) for the fourth quarter and $33.1 million ($76 per ton of ore sold) for 2005, compared to $24.9 million in 2004. The 2005 fourth quarter revenue per ton and cash operating margin per ton were lower due to lower realized nickel prices and more copper ore from the lower grade PM Deposit. The stronger Canadian dollar continued to negatively affect cash costs during 2005.

The cash cost of producing a pound of nickel, net of by-product credits, was US$3.11 for the fourth quarter of 2005 and US$3.17 for the year compared with US$3.28 for the fiscal year 2004.

The weighted average metal prices received in 2005 were US$6.56 per lb of nickel, US$1.73 per lb of copper, and $514 per oz of combined platinum, palladium and gold compared to US$6.21 per lb of nickel, US$1.34 per lb of copper and $425 per oz of combined platinum, palladium and gold in 2004.

2005 Financing

On November 28, 2005, FNX issued 7.5 million common shares of the Company at a price of $13.60 per share for total gross proceeds of $102 million.

At year-end, the Company had $152 million in its treasury, approximately $44.5 million in marketable securities and no debt. This strong balance sheet along with cash flow from operating activities will fund development at the Levack Mine during 2006, as well as finance the ongoing advanced exploration program at the Podolsky Property and the further evaluation of the Levack Footwall Discovery.

2005 Operating Results

As a result of the acquisition of Dynatec Corporation’s interest in the former Sudbury Joint Venture, on October 21, 2005, the Company became mine operator and took over full control and management of all of its Sudbury operations, with Dynatec providing mining contractor services until December 31, 2007. Early in 2006, twenty-four former Sudbury Joint Venture management, professional and technical employees transferred to and became full time employees of the Company, including the Company’s new Chief Operating Officer.

The Company continued to maintain a strong safety record with zero lost-time accidents at the Levack and Podolsky Properties and three lost-time accidents early in the year and no lost-time accidents in the last 128 days of the year at the McCreedy West operations.

Shipments from the McCreedy West mine totaled 459,360 tons of ore, including 21,993 tons of development ore from the PM Deposit. The 437,367 tons of production ore from the McCreedy West operations were 43% more than the 306,768 tons delivered in 2004. Total production in 2005 consisted of 8.0 million lbs of payable nickel (6.6 million lbs in 2004), 6.2 million lbs of copper (2.6 million lbs in 2004), 98,410 lbs of cobalt (82,814 lbs in 2004), and 10,040 ozs of combined platinum, palladium and gold (1,002 ozs in 2004).

Commercial production was declared for the McCreedy West PM Deposit in the second quarter of 2005 resulting in a significant increase in the Company’s copper-precious metal shipments. The PM Deposit’s lower copper and precious metal grade will result in lower overall revenue per ton; however, this will be partially offset by lower mining and processing costs. The Company’s three footwall copper-precious metal deposits (PM Deposit, Podolsky and the Levack Footwall Deposit) have significant potential to dramatically increase the Company’s future copper and precious metal production.

Rehabilitation of the Levack No.2 headframe and shaft continued as planned with completion expected early in 2006. No pre-production or development ore was shipped from the Levack property in 2005.

2005 Exploration and Development

The $14.0 million 2005 exploration program was very successful in replenishing the McCreedy West ore reserves and discovering and delineating the Levack Footwall Deposit announced on February 28, 2005 (e.g. of drill intersection from this deposit - 10.2 feet grading 26.2% Cu, 3.0% Ni and 0.42 oz per ton of Pt-Pd-Au and 16.4 feet grading 26.2% Cu, 3.7% Ni and 0.45 oz per ton of Pt-Pd-Au).

A total of 258,348 feet in 496 holes was drilled consisting of 140,072 feet in 440 holes from underground platforms and 118,276 feet from 56 surface holes. The majority of the underground holes (103,397 feet in 412 holes) was focused on the McCreedy West mine to replace ore reserves and discover new deposits, while the balance was used to drill the Levack Footwall Discovery from underground at Falconbridge’s neighboring Craig Mine.

As it did in 2004, the Company’s mine exploration efforts replaced the ore mined out during the year with new reserves. At the end of December 2005, mineral reserves at the McCreedy West Mine remained at 1.25 million tons of nickel contact ore averaging 1.8% Ni and 0.2% Cu, plus 114,000 tons of ore grading 6.6% Cu, 0.8% Ni and 0.16 oz/t total precious metals in the footwall 700 Deposit.

Drill testing of the Levack Footwall Discovery located high-grade mineralization over an area of 700 feet by 700 feet, which remains open in all directions (e.g. of drill intersection from this deposit - 10.6% Cu, 3.6% Ni, 12.2 g/t of Pt-Pd-Au over 28.2 feet and 22.5% Cu, 3.8% Ni, 28.3 g/t of Pt-Pd-Au over 40.2 feet).

Drilling on the Levack property during the year tested three other high-grade Cu-Ni-Pt-Pd-Au deposits within the Levack Footwall environment: the Rob’s Footwall Zone, formerly known as the #7 Footwall Deposit (e.g. of drill intersection from this deposit - 2.0% Cu, 3.2% Ni and 2.5 g/t Pt-Pd-Au over 47.3’); the up-dip and near surface Keel Zone (e.g. of drill intersection from this deposit - 27.9 feet grading 20.6% Cu, 1.0% Ni and 5.1 g/t Pt-Pd-Au); and the Lower Levack Footwall Zone, lying directly below the Levack Footwall Deposit (e.g. of drill intersection from this deposit - 31.8% Cu, 2.8% Ni and 48.2 g/t of Pt-Pd-Au over 2.0 feet, and 3.45% Cu, 0.3% Ni, 9.2 g/t Pt-Pd-Au over 20.9 feet).

Exploration work on the Kirkwood Property identified two AEM anomalies within the east-west Sudbury Breccia- belt. Follow-up mapping and prospecting resulted in the discovery of Cu-Ni-Pt-Pd-Au bedrock mineralization. Trenching of approximately 100 feet by 25 feet revealed a lens 53 feet long and up to 18 feet wide of massive sulphide containing good-grade Cu-Ni-Pt-Pd-Au mineralization. Preliminary near-surface drilling intersected similar mineralization (e.g. of drill intersection from this deposit - 25.6 feet of 5.4% Cu, 0.8% Ni, 16.7 g/t of Pt-Pd-Au, including 10.4 feet of 6.1% Cu, 0.7% Ni, 0.96 oz/t Pt-Pd-Au). Additional drilling is required to further test this mineralization and a number of favourable untested near-by targets.

The $40 million advanced exploration program at the Podolsky property continued during the year with shaft sinking currently at approximately the 2,000 ft depth en route to a target depth of 2,600 feet. This shaft will permit the excavation of an exploration drift on the 2450 Level plus bulk sampling and detailed drilling of the Cu-Ni-Pt-Pd-Au 2000 Deposit. A feasibility study and subsequent production decision is expected to be completed by year end.

The $10 million Levack No. 2 Shaft reconditioning program is expected to be completed by the end of the first quarter of 2006 with access established to all upper levels of the mine. A pre-production development program is expected to commence in the second quarter of this year, with limited development and pre-production ore expected from Levack later in the year.

Through the acquisition of Aurora Platinum Corp. in July 2005, the Company acquired 34.5 linear km of relatively unexplored footwall ground in the Sudbury Basin together with a further 12.8 linear km of prospective offset dykes. A total of 12,305 feet was completed in three drill holes on the Falconbridge Footwall property primarily for geological purposes and preliminary drilling consisting of eleven holes was completed on the Foy Property. This preliminary work increased the Company’s knowledge of the properties and will assist in target development and future exploration planning. Extensive exploration, including diamond drilling, will be carried out on both properties in 2006.

2006 Operating Forecast

For the calendar year 2006, production ore will come from the McCreedy West nickel contact and copper footwall deposits (Inter Main and PM Deposit) and limited development ore will come from the Levack mine. The Company plans to ship a total of 635,000 tons of production and pre-production ore, a 38% increase over 2005, and to have payable metal production of 8.1 million lbs of nickel, 9.7 million lbs of copper, and 55,000 lbs of cobalt and 40,000 ounces of combined platinum, palladium and gold.

2006 Exploration Outlook

The 2006 exploration budget totals $14 million and will be allocated primarily to the Levack and McCreedy West properties to support ongoing mining, increase reserves and discover new nickel contact and copper footwall deposits. In addition, exploration at the Levack Footwall Deposits, the Lower Levack Footwall Zone, Rob’s Zone and the Keel Zone will continue aggressively throughout 2006. Exploration at the Podolsky Property will continue with delineation of the North and 2000 Deposits. The Aurora Footwall Properties will also be aggressively explored.

Forward-Looking Statement

Certain information included in this press release, including information relating to future financial or operating performance and other statements that express management's expectations or estimates of future performance constitute "forward-looking statements." Such forward-looking statements include, without limitation, (i) estimates of future capital expenditures; (ii) estimates regarding timing of future development and production; and (iii) estimates of future costs towards profitable commercial operations. Where the Company expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include, but are not limited to, interpretation and implications of drilling and geophysical results; estimates regarding timing of future capital expenditures and costs towards profitable commercial operations. Other factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, increases/decreases in production; volatility in metals prices and demand; currency fluctuations; cash operating margins; cash operating cost per pound sold; costs per ton of ore; variances in ore grade or recovery rates from those assumed in mining plans; reserves and/or resources; the ability to successfully integrate acquired assets; operational risks inherent in mining or development activities, and legislative factors relating to prices, taxes, royalties, land use, title and permits, importing and exporting of minerals and environmental protection. Accordingly, undue reliance should not be placed on forward-looking statements. These forward-looking statements are made as at the date hereof and the Company does not undertake any obligation to update publicly or revise any such forward-looking statements or any forward-looking statements contained in any other documents whether as a result of new information, future events or otherwise, except as may be required under applicable securities law. For a more detailed discussion of such risks and other factors, see the Company's latest filings with Canadian securities regulators and the SEC in the United States of America.

For further information, please contact:

Terry MacGibbon, President and Chief Executive Officer
Tel: 416-628-5929

Ronald P. Gagel, Vice President and Chief Financial Officer
Tel: 416-628-5929

Donna K. Yoshimatsu, Investor Relations
Tel: (416) 628-5938
Email: dyoshimatsu@fnxmining.com
Fax: 416-360-0550

FNX Website: www.fnxmining.com